EXHIBIT 99.1

FirstService Reports First Quarter Results and COVID-19 Update

  Solid Organic Growth and Global Restoration Acquisition Drive Strong Q1 Performance
  Mild COVID-19 Impact Absorbed in First Quarter
  Expected Adverse Impact to Second Quarter Financial Results

Operating highlights:

	Three months
	ended March 31
	2020	2019

Revenues (millions)	$633.8	$485.7
Adjusted EBITDA (millions) (note 1)	43.9	29.2
Adjusted EPS (note 2)	0.37	0.30

GAAP Operating Earnings (millions)	16.0	12.9
GAAP EPS	0.13	0.06

TORONTO, April 23, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its first quarter ended March 31, 2020. All amounts are in US dollars.

Revenues for the first quarter were $633.8 million, up 31% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 50% to $43.9 million, and Adjusted EPS (note 2) was $0.37, representing 23% growth over the prior year quarter. GAAP Operating Earnings were $16.0 million, relative to $12.9 million in the prior year period. GAAP diluted earnings per share was $0.13 per share in the quarter, versus $0.06 in the same quarter a year ago.

“We are pleased to report first quarter results which exceeded our expectations,” said Scott Patterson, Chief Executive Officer of FirstService. “Our focus and attention is now directed towards the COVID-19 crisis and the impact it is having across all facets of our operations. I would like to applaud the tremendous effort and commitment of our front-line employees to deliver exceptional service to our customers, who depend on us now more than ever,” he concluded.

COVID-19 Impact and Outlook
During the first quarter of 2020, our businesses had strong momentum as indicated by our financial results for the period. However, the emergence of the COVID-19 pandemic in North America during March had a swift impact on our operations across the board. Our highest priority is maintaining the health and safety of our associates and employees, customers and communities, and we have implemented operating practices and procedures to address work-place challenges in this environment. All of our businesses have been designated essential services in at least some of their geographic regions. Despite these exempted designations, the various “stay-at-home” and social distancing measures are negatively impacting our ability to do work on the premises of our residential and commercial customers. It is also challenging to predict our financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and ensuing severity of the crisis and its dynamic changes. We do expect, however, to see a meaningful decline in our second quarter year-over-year financial results, both in terms of top-line growth and operating margins, with a more pronounced effect in our Brands division. To mitigate the financial impact from the coronavirus, we have proactively engaged in cost containment measures across all of our businesses primarily in the form of personnel furloughs and salary cuts, and other discretionary operating and capital expenditure reductions. Currently, our balance sheet and liquidity remain strong and upon return to normal macroeconomic market conditions, we believe our businesses will emerge even better-positioned to capitalize on their growth opportunities.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.  More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $339.7 million for the first quarter, up 6% versus the prior year quarter and driven entirely by organic growth. Top-line performance saw balanced contribution from contract wins and ancillaries. Adjusted EBITDA for the quarter was $23.9 million, up from $21.8 million in the prior year period. GAAP Operating Earnings were $17.4 million, up from $15.6 million versus the first quarter of last year. Our operating margins were up modestly versus the prior year.

FirstService Brands revenues for the first quarter totalled $294.2 million, up 77% relative to the prior year period. The revenue increase was comprised of 6% organic growth, together with significant contribution from the large Global Restoration acquisition, as well as other smaller tuck-under transactions. Adjusted EBITDA was $21.9 million, up from $11.0 million in the prior year quarter. GAAP Operating Earnings were $4.9 million, versus $3.9 million in the prior year quarter. The improvement in Adjusted EBITDA margin was driven by a shift in mix of our businesses, with contribution from Global Restoration having year-round operations in the current quarter compared to a more seasonal profile for the Brands division in the prior year. The decline in GAAP operating earnings margin was due to the significant amortization of intangibles associated with the Global acquisition in the current period.

Corporate costs, as presented in Adjusted EBITDA, were $2.0 million in the first quarter, relative to $3.7 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $6.3 million, relative to $6.6 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, April 23, 2020 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2020. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415, with the conference ID number 5055243 for all participants. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) the magnitude and length of economic and operational disruption resulting from the COVID-19 pandemic; (ii) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (iii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iv) changes in or the failure to comply with government regulations; and (v) other factors which are described in FirstService’s annual information form for the year ended December 31, 2019 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2020	2019

Net earnings	$5,780	$8,145
Income tax	1,546	1,209
Other (income) expense	(229)	7
Interest expense, net	8,887	3,569
Operating earnings	15,984	12,930
Depreciation and amortization	23,507	12,687
Acquisition-related items	405	678
Stock-based compensation expense	3,969	2,855
Adjusted EBITDA	$43,865	$29,150

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2020	2019

Net earnings	$5,780	$8,145
Non-controlling interest share of earnings	(1,755)	(1,796)
Acquisition-related items	405	678
Amortization of intangible assets	11,361	4,307
Stock-based compensation expense	3,969	2,855
Stock-based compensation tax adjustment for US GAAP change	-	(1,344)
Income tax on adjustments	(3,986)	(1,862)
Non-controlling interest on adjustments	(222)	(88)
Adjusted net earnings	$15,552	$10,895

	Three months ended
(in US dollars)	March 31
	2020	2019

Diluted net earnings per share	$0.13	$0.06
Non-controlling interest redemption increment (decrement)	(0.03)	0.11
Acquisition-related items	0.01	0.02
Amortization of intangible assets, net of tax	0.19	0.09
Stock-based compensation expense, net of tax	0.07	0.06
Stock-based compensation tax adjustment for US GAAP change	-	(0.04)
Adjusted EPS	$0.37	$0.30

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2020	2019

Revenues	$633,831	$485,655

Cost of revenues	435,149	340,698
Selling, general and administrative expenses	158,786	118,662
Depreciation	12,146	8,380
Amortization of intangible assets	11,361	4,307
Acquisition-related items (1)	405	678
Operating earnings	15,984	12,930
Interest expense, net	8,887	3,569
Other expense (income)	(229)	7
Earnings before income tax	7,326	9,354
Income tax	1,546	1,209
Net earnings	5,780	8,145
Non-controlling interest share of earnings	1,755	1,796
Non-controlling interest redemption increment (decrement)	(1,260)	4,020
Net earnings attributable to Company	5,285	2,329

Net earnings per share
Basic	$0.13	$0.06
Diluted	0.13	0.06

Adjusted EPS (2)	$0.37	$0.30

Weighted average common shares (thousands)
Basic	41,557	36,030
Diluted	41,937	36,497

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2020	December 31, 2019

Assets
Cash and cash equivalents	$118,225	$121,198
Restricted cash	14,959	13,093
Accounts receivable	372,904	393,730
Prepaid and other current assets	142,539	140,115
Current assets	648,627	668,136
Other non-current assets	8,583	8,988
Deferred income tax	3,061	2,836
Fixed assets	134,426	131,545
Operating lease right-of-use assets	130,613	132,893
Goodwill and intangible assets	996,980	1,011,071
Total assets	$1,922,290	$1,955,469

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$231,208	$241,670
Unearned revenues	76,783	74,100
Other current liabilities	5,786	6,269
Operating lease liabilities - current	31,706	30,622
Long-term debt - current	51,149	5,545
Current liabilities	396,632	358,206
Long-term debt - non-current	698,835	761,078
Operating lease liabilities - non-current	107,723	111,247
Other liabilities	66,090	66,150
Deferred income tax	56,237	58,239
Non-controlling interests	170,992	174,662
Shareholders' equity	425,781	425,887
Total liabilities and equity	$1,922,290	$1,955,469

Supplemental balance sheet information
Total debt	$749,984	$766,623
Total debt, net of cash	631,759	645,425

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$5,780	$8,145
Items not affecting cash:
Depreciation and amortization	23,507	12,687
Deferred income tax	(2,056)	473
Other	3,824	3,134
	31,055	24,439

Changes in non cash working capital
Accounts receivable	20,982	8,600
Payables and accruals	(10,479)	(16,361)
Other	(1,739)	8,880
Net cash provided by operating activities	39,819	25,558

Investing activities
Acquisition of businesses, net of cash acquired	-	(25,773)
Purchases of fixed assets	(15,348)	(10,736)
Other investing activities	(183)	(2,329)
Net cash used in investing activities	(15,531)	(38,838)

Financing activities
Increase in long-term debt, net	(16,852)	45,663
Purchases of non-controlling interests, net	(3,751)	(18,987)
Dividends paid to common shareholders	(6,224)	(4,857)
Other financing activities	2,342	(3,311)
Net cash provided by (used in) financing activities	(24,485)	18,508

Effect of exchange rate changes on cash	(910)	197

Increase (decrease) in cash, cash equivalents and restricted cash	(1,107)	5,425

Cash, cash equivalents and restricted cash, beginning of period	134,291	79,844

Cash, cash equivalents and restricted cash, end of period	$133,184	$85,269

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2020
Revenues	$339,663	$294,168	$-	$633,831
Adjusted EBITDA	23,890	21,946	(1,971)	43,865

Operating earnings	17,424	4,907	(6,347)	15,984

2019
Revenues	$319,310	$166,345	$-	$485,655
Adjusted EBITDA	21,819	11,028	(3,697)	29,150

Operating earnings	15,648	3,892	(6,610)	12,930

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566